MANAGEMENT AGREEMENT

JAG Capital Management LLC

Amended Exhibit 1

Effective February 1, 2020

Percentage of Average
Fund	Daily Net Assets

JAG Large Cap Growth Fund	0.80%

Mutual Fund Series Trust

By: _/s/ Jerry Szilagyi________

Print Name: Jerry Szilagyi

Title: Trustee

JAG Capital Management LLC

By: _/s/ Norman Conley_______

Print Name: Norman Conley

Title: President and CEO

Dated: November 11, 2019